QuickLinks -- Click here to rapidly navigate through this document

Exhibit 21

SUBSIDIARIES

NAME	JURISDICTION OF FORMATION
Apex Luxembourg S.a r.l.	Luxembourg
Apex Silver Mines Sweden AB	Sweden
Apex Metals Marketing GmbH (65% owned by Registrant)	Switzerland
ASM Services S.a r.l.	Luxembourg
Minera San Cristóbal S.A. (65% owned by Registrant)	Bolivia
Apex Silver Mines Corporation	Delaware

QuickLinks

  Exhibit 21
SUBSIDIARIES